

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Mr. George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, 98000 Monoco

> **Re:** **Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Response Dated July 23, 2015**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your July 23, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long lived Assets, Page 109

1. We note from your response to our prior comment 2 that your 10-year historical average charter rate is most likely to encompass the charter rate cycles that your fleet will experience over its remaining expected economic life. In looking at the Baltic Dry Index performance between 1985 to present, it appears that the activity during the shipping boom between 2003 and 2008 represents an anomaly that has not repeated in any cyclical fashion. Please tell us why you did not adjust your 10-year historical average rate to exclude anomalous activity during the shipping boom. In this regard, please provide us with the factors you considered to assume that charter rates will repeat the cycle and how this was considered in your

analysis. As part of your response, please tell us how the 10-year historical average charter rate compares with rates used in internal budgets. To the extent it differs, please provide us with detailed explanations supporting any material difference.

Goodwill and Other Intangibles, Page 113

2. We note from your response to our prior comment 3 that you performed Step 1 of your goodwill impairment test and that the estimated fair value of each reporting unit substantially exceeded its carrying value. Please provide us with a reconciliation of the aggregate fair values of your reporting units to your market capitalization as of December 31, 2014 and March 31, 2015.

You may contact Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief